Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



The past six months are not ones we will easily forget. Amid the pandemic and the ensuing restrictions, soaring unemployment, the health crisis, political and cultural unrest and polarization, 2020 is definitely a very unique year. It's no surprise that this has been a challenging time for many of us. During this time of uncertainty, however, we continued to work hard to deliver on our mission of building innovative products focused on wealth creation.

We're pleased to provide you with a recap of this past summer, including milestones met, insights into originations, as well as updates regarding additional access we've provided to investors.

Milestones

In Q3 of 2020 we hit a number of milestones, including: $650M in total interest and principal returned to investors—out of almost $1.4B funded on the platform since inception—as well as reaching 120 offerings being fully matured and repaid, with a 12.44% net realized IRR on these deals.

Originations

In the first nine months of 2020, the acceptance rate of offerings and subsequent launches on our platform was at an all-time low. Since Yieldstreet's inception we've analyzed more than $15B of transactions and funded $1.4B, an approximate 9.3% funding rate. Zooming in on 2020, however, data from the first nine months of the year highlights our focus on our rigorous review and approval of deals in a plainly changed climate. YTD 2020 we reviewed more than 570 transactions worth $6.3B and funded fewer than 3%. Our investor-focused mindset led to a significant uptick in originations this summer because deal quality improved and, in our assessment, the economics of those opportunities came into line with the changed economic environment. With our recently-launched Private Business Credit asset class we've expanded the type of opportunities available to our investors. In August and September, we closed over $94M in originations across 12 transactions in multiple asset classes.

Added Access

In the past, our investor community expressed frustration that offerings on our platform filled too quickly, often in less than a minute. While working hard to increase the number of opportunities on our platform, we've also worked to make offerings more diverse, as well as accessible to more investors.

Along this vein, we were thrilled to expand the audience of the Yieldstreet Prism Fund by opening the Fund to non-accredited investors. We also lowered the Fund's initial investment minimum to $5K, with a subsequent investment minimum of $1K. Both milestones allowed us to further deliver on our mission of helping a broader group of investors reach their next level of financial freedom.

Since July, with the uptick in originations, an additional asset class, and the Yieldstreet Prism Fund, there has consistently been at least one deal open for investors to access at all times, opportunities with minimums as low as $1,000-$5,000. We are proud to say that gone are the days where investors had to be glued to their computers waiting for a deal to open to participate.

Major Marine Win

Since our founding, we have been focused on providing access to unique opportunities, and when necessary, on asset recovery. We recently received important news regarding the NorthStar loan Marine defaults. The British High Court ordered the guarantors of a Dubai-based ship recycling borrower to pay Yieldstreet nearly $77M. The High Court also extended an order Yieldstreet obtained in April freezing the assets of those guarantors. You can find all details here. This is a huge win for Yieldstreet and our investors. It demonstrates our relentless commitment to the pursuit of recovery.

Accolades

Our team, across the globe, continues to work diligently to create a more accessible Yieldstreet. From late-night Zoom calls to weekend updates, our team has worked hard this year and were delighted this summer when we were awarded two significant recognitions. But the most important feedback is the individual feedback we received from many of you, because frankly, that matters to most to us.

 Top 50 (#46) of INC 5000 fastest growing companies for the second consecutive year

 CB Insights' list of most promising fintech companies for 2020

Looking Forward

With the upcoming election and uncertainty surrounding COVID-19 and the economic outlook, the stock market, while recovering from March lows, has still been volatile. We'll be honest, we don't anticipate smooth-sailing in Q4 or the first half of 2021. What we are sure of, however, is the value we are creating for our investors, the perseverance of our team, and that five years from now we'll look back on this time and feel proud of what we accomplished. From all of us at Yieldstreet, we wish you and your families the best.

Warmly,


Milind Mehere
Michael Weisz

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The [prospectus](#) for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including September 10th, 2020, after deduction of management fees and all other expenses charged to investments.